

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

Via E-mail
Laurence Wainer
Chief Executive Officer
Blow & Drive Interlock Corporation
137 South Robertson Boulevard
Suite 129
Beverly Hills, CA 90211

      Re: Blow & Drive Interlock Corporation
            Amendment No. 4 to Registration Statement on Form S-1
            Filed November 21, 2014
            File No. 333-196472

Dear Mr. Wainer:

We have reviewed your responses to the comments in our letter dated November 14, 2014 and have the following additional comments.

Exhibit 5.1

1. We note your response to our prior comment 2 and reissue. Please refer to the "Dear" line at the beginning of the opinion, which is still addressed to an SEC staff attorney. As such, please revise to address the opinion to the company.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

          Sincerely,

          /s/ Susan Block

          Susan Block
          Attorney Advisor

cc: Via E-mail
        James Cassidy
        Cassidy & Associates